November 7, 2005
VIA EDGAR
Ms. Nili Shah
Accounting Branch Chief
Division of Corporation Finance
100 F Street, NE
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0510

RE:	Andrew Corporation
Form 10-K for the fiscal year ended September 30, 2004
Filed December 13, 2004
Forms 10-Q for the Fiscal Quarters Ended December 31,
2004, March 31, 2005 and June 30, 2005
File No.0-21682
Dear Ms. Shah:
This letter documents Andrew Corporation’s response to information requested by the Staff during the October 14, 2005 teleconference meeting. Specifically, this letter addresses the following areas related to Andrew’s application of SOP 97-2 Software Revenue Recognition to its geolocation product revenues:
     •     PSAP integration revenue of geolocation products purchased by AT&T Wireless
     •     Nature of the 50% estimate applied on a pro forma basis to deferred revenue assumed via the Allen Telecom acquisition
     •     More detailed SAB 99 analysis of the pro forma impact of changes in geolocation revenue recognition
Comment #1:
What would cause Andrew Corporation to not record revenue until PSAP integration was complete. Please address and tie revenue recognition to the contract change. Also, why couldn’t Andrew Corporation record PSAP integration revenue prior to the contract change.
Response:
AT&T Contract Modification—As previously communicated to the Staff, in conjunction with Andrew’s acquisition of Allen Telecom in July 2003, Andrew assumed a multiyear contract with AT&T Wireless to manufacture, integrate and certify approximately 22,000 units of geolocation product. We have previously discussed in detail the separate elements of this contract on which Andrew recognized revenue. PSAP and certification services were accounted for as one element because the Company was not entitled to payment for services rendered for either of these services until completion of the certification services, even in the event of early contract termination. In other words, the Company did not separate the two services into separate elements in light of the contractual rights regarding entitlement to payment.
In 2004, this contract was amended to more clearly separate the contractual provisions for both PSAP integration services and certification services. That is, the contract amendment clarified the Company’s legal rights to payment for the separate services. As a result, under the provisions of the revised agreement, the Company was entitled to payment for PSAP services whether or not certification services had been provided and, in the event of early termination, the Company was entitled to retain payment for PSAP services regardless of whether certification services had been provided.
In view of the ability to separate the two services as a result of the change in legal rights to payment for each, the Company determined that it was appropriate to recognize the deferred revenue associated with the completed PSAP services at the date of the contract amendment since those services had been performed and the Company was legally entitled to payment.
Revenue Recognition Prior to the Contract Modification—Prior to the contract modification, PSAP integration service revenue and certification service revenue were recognized upon completion of certification work for the reasons discussed above. Accordingly, in view of the legal rights to payment as discussed above, revenue was not recognized ratably based on service hours completed as discussed in paragraph 66 of SOP 97-2.
Revenue Recognition After the Contract Modification—After the contract modification, we considered how PSAP integration revenue and certification revenue should be recognized in light of the change in contract terms regarding the right to payment for services rendered. We considered the guidance in paragraph 66 of SOP 97-2. However, we believed that the Company was not entitled to payment until completion of each of the respective services, whereas previously it was only upon completion of both services. Accordingly, we recognized the deferred revenue associated with the completed PSAP services upon the change in contract terms as revenue, and thereafter recognized revenue associated with PSAP services upon completion of the PSAP services.
Comment #2: The Staff requested that the company provide additional support for its estimate that 50% of the VSOE for PCS is contractual, and therefore would have been recorded as deferred revenue within purchase accounting.
Response: The company provides PCS for a period of twelve months and includes support of both hardware and software, including software upgrades. We have determined VSOE of the fair value of the PCS ($800) based on geolocation extended warranty/PCS services we have sold after the initial twelve month PCS period has expired (that is, customers have optionally renewed PCS, and VSOE is based on the renewal rate). If Allen Telecom had used SOP 97-2 to recognize revenue for the PCS over the PCS period, there would have been approximately $7.2 million of unamortized deferred revenue on Allen’s consolidated balance sheet at the date of the acquisition by Andrew. For the pro forma SAB 99 analysis provided in the company’s August 16 response letter, we estimated that 50% of this $7.2 million was the fair value of the contractual PCS obligation assumed.
While the company’s initial estimate of 50% was in part based on the current cost of providing software PCS, we have subsequently completed a more detailed analysis of the software PCS cost structure as of the July 2003 acquisition date. Our analysis indicates that approximately $2.7 million of annualized cost was being incurred at that time to provide contractually-obligated software PCS for equipment under warranty. Based upon informal discussions with valuation experts, the company believes that a normal profit margin on the costs to provide software PCS is approximately 25%. Therefore, using the $2.7 million historical cost information and applying a 25% mark-up, we have estimated the unamortized deferred software PCS revenue that would have been recorded as of the acquisition date would be approximately $3.6 million, which is consistent with the company’s initial 50% estimate.
Comment #3: The Staff requested that the SAB 99 analysis provided in the company’s August 16 response letter be expanded to show the build-up of the pro forma impact of the change in revenue recognition under SOP 97-2 compared to the reported results of operations.
Response: Below is the company’s expanded analysis:

	Q4	Fiscal Year
Fiscal 2003	2003	2003

PCS Revenue based on shipments	(2,707)	(2,707)
Revenue per 97-2	1,077	1,077

Sales — Increase/(Decrease)	(1,630)	(1,630)

Income from Continuing Operations Before Income Taxes	(1,588)	(1,588)

Net Income	(985)	(985)

	Q1	Q2	Q3	Q4	Fiscal Year
Fiscal 2004	2004	2004	2004	2004	2004

PCS Revenue based on shipments	(1,473)	(1,819)	(1,800)	(1,292)	(6,384)
Revenue per 97-2	1,573	1,757	1,788	1,943	7,061

Sales — Increase/(Decrease)	100	(62)	(12)	651	677

Income from Continuing Operations Before Income Taxes	107	(73)	(16)	651	669

Net Income	66	(45)	(10)	404	415

			Estimated
	Q1	Q2	Q3	Fiscal Year
Fiscal 2005	2005	2005	2005	2005

PCS Revenue based on shipments	(716)	(1,681)	(1,510)	(3,907)
Revenue per 97-2	1,678	1,461	1,424	4,563

Sales — Increase/(Decrease)	962	(220)	(86)	656

Income from Continuing Operations Before Income Taxes	1,212	(287)	(86)	839

Net Income	752	(178)	(53)	520

If you have any questions or comments regarding this letter, please contact the undersigned at (708) 873-3600.

Very truly yours,
/s/ Marty R. Kittrell
Marty R. Kittrell
Chief Financial Officer

Cc:	Ms. Tracey Houser (Securities and Exchange Commission)
Mr. Nathan Cheney (Securities and Exchange Commission)
Mr. James P. Sherman (Ernst & Young LLP)
Mr. Dewey B. Crawford (Foley & Lardner LLP)